FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

02045743

Washington, D.C. 20549

RECD S.E.C.
JUL 1 2 2002
1086

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2002, through July 5, 2002

Telecom Italia S.p.A.

(Formerly STET - Società Finanziaria Telefonica per Azioni)

(Translation of registrant's name into English)

PROCESSED
JUL 1 7 2002
THOMSON
FINANCIAL

Corso d'Italia 41, 00198 Rome, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CRG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date: July 5, 2002

By:/s/ Vincenzo Covelli
Name: Vincenzo Covelli
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date:July 5 , 2002

By:
Name: Vincenzo Covelli
Title: Director

List of exhibits regarding the **FORM 6-K** dated July 5, 2002 for the month of July 2002 through July 5, 2002:

1) Press release of July 1, 2002 regarding Finsiel (Telecom Italia Group) that has reached an agreement with the Ministry of Economy and Finance for the sale of 100% of SOGEI's capital

2) Press relaease of July 5, 2002 regarding Beni Stabili, Telecom Italia and Lehman Brothers that sell Telemaco Immobiliare to Whitehall.

JOINT PRESS RELEASE

The three companies will sell 45%, 40% and 15% of shares respectively

BENI STABILI, TELECOM ITALIA AND LEHMAN BROTHERS SELL TELEMACO IMMOBILIARE TO WHITEHALL

Rome, 5 July 2002 - Beni Stabili, Telecom Italia and Lehman Brothers announce the sale of Telemaco Immobiliare S.p.A.'s entire share capital to Mirtus, a company indirectly controlled by the American real estate investment trust, Whitehall, which is promoted by the Goldman Sachs group.

Owned by Beni Stabili, Telecom Italia and Lehman Brothers, with 45%, 40% and 15% respectively, Telemaco Immobiliare was founded at the beginning of 2002, after IM.SER. S.p.A. transferred a branch of the business comprising 195 properties previously owned by Telecom Italia.

At the time that the agreement with Whitehall was signed, Telemaco's real estate was composed of 120 properties. Since it was founded, the Company has assigned 75 properties and achieved a considerable capital gain. Leased in large numbers to Telecom Italia and ranging over the whole of the national territory, the properties in Telemaco's current portfolio total approximately 970, 000 square metres.

Closing is scheduled for the end of July. The value of the transaction is approximately one billion euros, including Telemaco's net borrowing. The total minimum value of the three sellers' shareholdings is estimated at approximately 570 million euros, with a positive economic impact of approximately 380 million euros. Some price adjustments are expected in favour of the three sellers following the closing, depending on the situation at the closing date and on the return value of some assets during 2002.

Lehman Brothers acted as financial adviser to Beni Stabili and Telemaco while Lazard Real Estate advised Telecom Italia. Gianni Origoni Grippo & Partners and Delli Santi Albertazzi & Partners acted as Legal advisors to the sellers.

Investor Relations Beni Stabili
+390636222319
www.benistabili.net

Telecom Italia
Communication & Media Relations
+390636882023.2066
Investor Relations 3906.36882560/2381
www.telecomitalia.it

Investor Relations Lehman Brothers International Sim SpA +3906421791

TELECOM ITALIA

PRESS RELEASE

FINSIEL: AGREEMENT WITH THE MINISTRY OF ECONOMY AND FINANCE FOR THE SALE OF SOGEI

Rome, 1 July 2002 – Finsiel (Telecom Italia Group) has reached an agreement with the Ministry of Economy and Finance for the sale of 100% of SOGEI's capital.

The SOGEI **sale price**, for which Mediobanca S.p.A., in its role of advisor, has given its fairness opinion, is **about 36 million euros**, after the special distribution of reserves worth **about 25 million euros**.

As a result of this operation the Telecom Italia Group will achieve, at a consolidated level, a **capital gain** of **16 million euros**, with an estimated **financial benefit** of **about 201 million euros**, with reference to SOGEI's financial indebtedness, amounting to 140 million euros on 26 June 2002.

The operation, which has followed the guidelines of the Joint Committee on Registration and Taxation, is subject to approval by the State Audit Court.

Communication & Media Relations
Ufficio Stampa IT +39 0636882023-0636882066
www.telecomitalia.it/press

Investor Relations:
+39 06 3688 2560 / 2381
www.telecomitalia.it/investor

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. Telecom Italia's ability to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could case the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in Telecom Italia's core domestic fixed-line and wireless markets;
- Telecom Italia's ability to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to market share loss and pricing pressures generally;
- Telecom Italia's ability to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;
- the impact of regulatory decisions and changes in the regulatory environment;
- the impact of the economic crisis in Argentina, the slowdown generally in Latin American economies and the slow recovery of economies generally on Telecom Italia's international business focused on Latin America and on its foreign investments and capital expenditures;
- the continuing impact of rapid changes in technologies;
- the impact of political and economic developments in Italy and other countries in which the Group operates;
- the impact of fluctuations in currency exchange and interest rates;
- Telecom Italia's ability to implement successfully its 2002-2004 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;
- Telecom Italia's ability to successfully achieve its debt reduction targets;
- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;
- Telecom Italia's ability to realize the benefits of the merger of SEAT and Tin.it;
- SEAT's ability to successfully implement its internet strategy;
- Telecom Italia's ability to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

- the amount and timing of any future impairment charges for Telecom Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.